Kramer Levin Naftalis & Frankel LLP

    August 30, 2006

VIA EDGAR AND BY FEDERAL EXPRESS

Ms. Angela J. Crane
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510

Re: Nephros, Inc.
Form 10-KSB for the fiscal year ended
December 31, 2005
Filed April 20, 2006
File No. 1-3228

Dear Ms. Crane:

Reference is made to the letter dated August 3, 2006 (the “Comment Letter”) to Mr. Mark Lerner, Chief Financial Officer of Nephros, Inc. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-KSB filed by the Company on April 20, 2006 (the “Form 10-KSB”) with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the applicable comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We are also sending courtesy copies of this letter to you by Federal Express.

Kramer Levin Naftalis & Frankel LLP

Ms. Angela J. Crane
August 30, 2006

Form 10-KSB for the fiscal year ended December 31, 2005

Consolidated Statements of Cash Flows, page F-6

1.
Cash flows associated with securities classified as available-for-sale should be presented, separately and at gross, as contemplated in paragraph 18 of SFAS 115. That is, in future filings, please revise to separately present cash flows from purchases, sales and maturities of each classification of securities as separate line items in the cash flow statements.

The Company has separately presented these items in the cash flow statements filed with its Quarterly Report on Form 10-QSB for the periods ended June 30, 2006. The Company will comply with the Staff’s comment in future filings.

Note 2. Basis of Presentation and Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

2.
We note that you recognized $1.6 million in licensing revenue in fiscal year 2005 related to the licensing of your patents to Asahi Kasei Medical. Please tell us more about the licensing agreement, including the following:

•	Tell us about any obligations you have during the licensing period, including any perfunctory provisions that must be fulfilled during the licensing period.

As set forth in the HDF Cartridge License Agreement, dated as of March 2, 2005 (the “License Agreement”), between the Company and Asahi Kasei Medical Co., Ltd. (“Asahi”), a copy of which was attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 3, 2005, the Company does have certain perfunctory obligations during the licensing period. Such obligations include refraining from certain activities that would impair Asahi’s exclusivity, consulting and cooperating with Asahi with respect to certain matters regarding the licensed technology, as well as indemnification and confidentiality obligations.

•	Tell us about any obligations you may have to maintain the patents during the licensing period.

The License Agreement requires the Company to cause to be filed, prosecuted and maintained the Licensed Patents (as defined in the License Agreement) and all future Licensed Patents which lend protection to the Licensed Cartridges (as defined in the License Agreement) in the Territory (as defined in the License Agreement).

Kramer Levin Naftalis & Frankel LLP

Ms. Angela J. Crane
August 30, 2006

•	Tell us about any other ongoing agreements with Asahi Kasei Medical, if any, to provide services or product.

The Company does not currently have any other ongoing agreements with Asahi to provide services or product.

•
Tell us why you believe it is appropriate to recognize all of the revenue received from Asahi upfront, on the date you signed the licensing agreement. Cite the GAAP literature upon which you based your accounting.

As disclosed in the Company’s Quarterly Report on Form 10-QSB for the period ended March 31, 2005, the Company recognized $1,750,000 in contract revenue on the effective date of the license agreement, because: (i) the license agreement required no continuing involvement in the manufacture and delivery of the licensed product in the covered territory of Japan; (ii) the criteria of SAB 104 had been met; and (iii) the license fee received by the Company was non-refundable.

We may have additional comments after reviewing your response.

3.
In this regard, we note that Asahi Kasei Medical purchased your common shares at the time that the 10-year distribution agreement was executed. Please explain if either agreement was conditioned upon execution of the other. Also tell us if the terms of the stock sale to Asahi were exactly the same as the terms of other stock sales to unaffiliated third parties at that date. Explain if the pricing or other significant terms of the distribution and manufacturing agreement with Asahi are special or unusual in any way.

The License Agreement would have been terminable by the Company if Asahi had not timely purchased the shares of the Company’s common stock.

Other than the sale of common stock to Asahi, the Company did not engage in any sales of its common stock (or securities convertible into, or exercisable for, its common stock) to unaffiliated third parties at that date.

The pricing under the Subscription Agreement, dated as of March 2, 2005, between the Company and Asahi (the “Subscription Agreement”), was intended to capture the prevailing market price at such time. The parties had agreed that, if a subscription agreement were entered into, Asahi would purchase a number of shares of the Company’s common stock, for an aggregate purchase price of the lesser of $1 million and 100 million Japanese Yen, at a price per share equal to the average of the closing prices of the Company’s common stock for the 14 consecutive trading days ending two business days prior to the date of the Subscription Agreement. Although the number of shares and pricing were in fact calculated pursuant to such formula, the formula itself was eliminated in

Kramer Levin Naftalis & Frankel LLP

Ms. Angela J. Crane
August 30, 2006

the final draft of the Subscription Agreement for the sake of simplicity. Specifically, the average of the closing prices of the Company’s common stock from February 8, 2005 to February 28, 2005 was $5.19. This was the price per share paid by Asahi.

We are not aware of any “distribution and manufacturing agreement” between Asahi and the Company, to which your Staff’s comment refers. Presumably, the Staff is referring to the License Agreement. The Company does not believe that the pricing or other significant terms of the License Agreement with Asahi are special or unusual in any way.

Note 4. Property and Equipment, net, page F-13

4.
We note that your manufacturing equipment is located at Medica’s manufacturing plant. Please explain your policy with respect to impairment for this equipment. Tell us who has the risk of loss if the equipment is damaged. Explain who retains title to the equipment at the end of the contract. We may have additional comments after reviewing your response.

With respect to this equipment, the Company’s impairment policy is consistent with the policy stated within its Form 10-KSB. Specifically for this equipment, which is considered to be held and used, if events occur that cause the Company to believe that the carrying value of the equipment may not be recoverable, an estimate of undiscounted cash flows produced by the equipment is compared to its carrying value. If the undiscounted cash flows are not sufficient to recover the carrying amount, an impairment loss would be recorded to reduce the carrying value to its fair value.

This equipment was primarily acquired during the fourth quarter of 2003. As of December 31, 2005, no impairment charge was considered necessary based on the Company’s policy.

In the event of damage to the equipment, the Company has the risk of loss. Accordingly, the Company maintains an insurance policy for the equipment.

Pursuant to Section 5.6 of the agreement between Medica s.r.l. (“Medica”) and the Company dated as of March 22, 2005, which was filed as Exhibit 10.31 to the Company’s Form 10-KSB, at the end of the contract, the Company retains title to the equipment it supplies to Medica for use by Medica under the agreement.

Kramer Levin Naftalis & Frankel LLP

Ms. Angela J. Crane
August 30, 2006

Note 5. Stockholders’ Equity and Redeemable Convertible Preferred Stock page, F-13

5.
Please revise in future filings to disclose how you presented, accounted for and valued each of the warrants discussed in this section of your filing. Also, please tell us how EITF 00-19 requires you to present the warrants in your balance sheet.

In future annual filings, the Company will comply with the Staff’s request. The Company intends to add the following disclosure to the relevant footnote:

Lancer Warrants - These warrants were issued during 2005 as a result of a settlement agreement disclosed in Note 10 to the consolidated financial statements, Commitments and Contingencies. The Company recorded the issuance of the warrants at their fair market value of $17,348 based on a Black-Scholes calculation. During the year ended December 31, 2005, this amount has been reflected as additional paid in capital on the Company’s Consolidated Statement of Changes in Stockholders’ Equity.

Underwriter Warrants - As disclosed above, these warrants were issued to the Company's underwriters in connection with the initial public offering. These warrants were a non-cash cost of the offering. As an offering cost and an issuance of equity, the impact would be to decrease and increase additional paid in capital by equal offsetting amounts (i.e. the fair value of the warrants). Accordingly, the Company did not value these warrants at the issuance date.

Plexus Warrants - These warrants were issued during 2002 as a result of a settlement agreement disclosed in Note 10 to the consolidated financial statements, Commitments and Contingencies. The Company recorded the issuance of the warrants at their fair market value of $400,000 based on a Black-Scholes calculation. During the year ended December 31, 2002, this amount was reflected as additional paid in capital on the Company’s Consolidated Statement of Changes in Stockholders’ Equity.

Joe Giamanco and George Hatsopoulous Warrants - These warrants were issued during 2003 to certain lenders in connection with the repayment of certain promissory notes. We recorded the issuance of the warrants at their fair market value of $19,000 based on a Black-Scholes calculation. During the year ended December 31, 2003, this amount was reflected as additional paid in capital on the Company’s Consolidated Statement of Changes in Stockholders’ Equity and as interest expense on the Company’s Consolidated Statement of Operations.

The Company believes that the accounting treatment described above is consistent with the principles described in EITF 00-19. Specifically, Paragraph 8 of EITF 00-19 notes that contracts that require physical settlement or net-share settlement should be recorded as equity. Based on the terms of the warrants discussed above, these warrants have been accounted for as equity. Also, the warrants were recorded at fair value (in accordance with Paragraph 9 of EITF 00-19).

Kramer Levin Naftalis & Frankel LLP

Ms. Angela J. Crane
August 30, 2006

6.
We note on page F-20 that you breached the registration rights agreement as a result of you failure to timely file your annual report. Please tell us how you accounted for the registration rights agreement and subsequent damages as a result of this breach. Cite the accounting literature upon which you relied and how you applied that literature to your situation.

As disclosed in the Company’s Form 10-KSB, the Company’s failure to timely file its annual report constituted a breach of the Registration Rights Agreement dated as of May 17, 2000 and amended and restated as of June 26, 2003 (the “Registration Rights Agreement”), between the Company and the Investors (as defined therein). Also as disclosed in such Form 10-KSB, the Company’s failure to timely file its annual report resulted in a violation of Sections 134 and 1101 of the American Stock Exchange (the “AMEX”) Company Guide and the Company’s listing agreement with the AMEX. As a result, on April 19, 2006, the AMEX had imposed a temporary suspension of trading in the Company’s common stock, which was not lifted until the Company had taken corrective action deemed satisfactory to the AMEX. The Company filed its annual report before the market opened on April 20, 2006 and the AMEX resumed trading in the Company’s common stock when the market opened that same day.

At the time the Company filed its Form 10-KSB, the potential damages that the Investors could suffer as a result of the Company’s breach of the Registration Rights Agreement ranged from $0 to an unspecifiable amount. Accordingly, the Company thought it prudent to disclose the fact of this breach in its Form 10-KSB. As it turned out, however, when the Company’s common stock resumed trading on the AMEX on April 20, 2006, it opened at $2.15 per share, which was $0.04 higher than it had closed on April 18, 2006. In fact, the Company’s common stock traded at no less than $2.10 per share from April 20 through May 9, 2006, on average daily volume of only 2,893 shares during such period. In light of these facts, which could not have been known at the time the Form 10-KSB was filed, the Company has since concluded that any damages suffered by the Investors as a result of the Company’s failure timely to file its annual report were immaterial, and has not recorded any charge related to them.

The relevant accounting literature is SFAS No. 5 “Accounting for Contingencies.” The Company considered whether a contingency had been created by the breach of the Registration Rights Agreement. It concluded that since the measurement of any such contingency included a range of $0 to an unspecifiable amount at the date of the breach, and that no specific number was the best estimate, no accrual was required. Subsequent events (e.g. the post-breach stock prices) removed the uncertainty and indicated that no damages had resulted from this breach.

* * *

Kramer Levin Naftalis & Frankel LLP

Ms. Angela J. Crane
August 30, 2006

In connection with responding to the Comment Letter, we are also providing a written statement from the Company acknowledging the items set forth in the Comment Letter. Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed pre-addressed, postage pre-paid envelope. If you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (212) 715-9351.

Sincerely,

/s/ Robert J. Wollin
Robert J. Wollin

cc:   Mark Lerner, CFO
Nephros, Inc.

                    Nephros, Inc.
August 30, 2006                                                                       3960 Broadway
                    New York, NY 10032
VIA EDGAR AND BY FEDERAL EXPRESS                                                                                       T: 212.781.5113
                            F: 212.781.5166
Ms. Angela J. Crane                                                                www.nephros.com
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510

Re: Nephros, Inc.
Form 10-KSB for the fiscal year ended
December 31, 2005
Filed April 20, 2006
File No. 1-3228

Dear Ms. Crane:

Reference is made to the letter dated August 3, 2006 (the “Comment Letter”), to Nephros, Inc. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-KSB filed by the Company on April 20, 2006 with the Securities and Exchange Commission (the “Commission”).

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

∙ the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
∙ Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
∙ the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Lerner
Mark Lerner
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)